July 25, 2014	Harsha Pulluru T +1 617 951 7291 F +1 617 235 0658 harsha.pulluru@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Mr. Larry L. Greene

Re:	Post-Effective Amendment Number 5 to the Registration Statement of Blackstone Alternative Investment Funds, (File Nos. 811-22743 and 333-185238) (the “Trust”) on Form N-1A Filed on May 30, 2014, Pursuant to Rule 485(a) under the Securities Act of 1933, as Amended

Ladies and Gentlemen:

This letter provides the Trust’s response to comments on the above-referenced amendment to the Registration Statement of the Trust, relating to Blackstone Alternative Multi-Manager Fund (the “Fund”), a series of the Trust, that the staff of the Securities and Exchange Commission (the “SEC”) provided by telephone to Brent Bates of Ropes & Gray, LLP, counsel to the Trust, on July 9, 2014. For convenience of reference, each of the comments is summarized before the Trust’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

Prospectus

1. The summary section of the prospectus discloses that the Fund will use derivatives, including total return swaps, credit default swaps, futures and options, to gain exposure, to enhance returns and for hedging. Summarize in this section all material derivative instruments. In this regard, see The Letter to Karrie McMillian, Esq., General Counsel, Investment Company Institute, Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

Response: The Fund has reviewed the letter referenced in the comment above and believes that its disclosures are consistent with the views expressed in the letter.

2. Please confirm that the disclosure in the filing meets the type size requirements of Rule 420 under Regulation C of the Securities Act.

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Response: The Fund confirms that the disclosure in the filing meets the type size requirements of Rule 420 under Regulation C of the Securities Act.

3. In the table under “Summary of Fees and Expenses,” please consider recharacterizing the “Fees waived and/or expenses reimbursed” line item to address the fact that amounts waived may be recouped.

Response: The line item “Fees waived and/or expenses reimbursed” is appropriate and consistent with Form N-1A Item 3 Instruction 3(e) as it identifies fees that have been waived and/or expenses that have been reimbursed during the most recent fiscal year. The fact that certain fees waived or expenses reimbursed may be subsequently recouped under certain circumstances does not, in the Fund’s view, mean that the line item “[f]ees waived and/or expenses reimbursed” is unclear. The recoupment arrangements are clearly described in the footnote to this line item and as a result, the Fund believes that there is little risk of shareholder confusion as to the meaning of the “fees waived and/or expenses reimbursed.” Accordingly, the Fund respectfully declines to make a change.

4. Under “Summary of Fees and Expenses,” regarding the expense caps, please explain and consider revising the disclosure to the expense table to clarify which of the expense caps mentioned apply or how the expense caps work in conjunction.

Response: As described in footnote 3 to the “Annual Fund Operating Expenses” table, the Adviser has agreed to waive its fees and/or reimburse expenses of the Fund so that certain of the Fund’s expenses will not exceed 0.45% (annualized), and that this waiver/reimbursement applies to all expenses incurred in the business of the Fund with the exception of certain Excluded Expenses described in the footnote. The reference to the 2.40% figure in the last sentence of footnote 3 is not a reference to a separate expense cap, but rather a description of the effect of the 0.45% cap, which effectively limits the Fund’s total annual fund operating expenses to 2.40% of the Fund’s average net assets. In order to clarify this disclosure, the Fund will revise the last sentence in footnote 3 as follows:

As a result of the Adviser’s agreement to waive its fees and/or reimburse expenses of the Fund so that certain of the Fund’s expenses will not exceed 0.45%, ~~During the term of these waiver/reimbursement arrangements,~~ the total annual operating expenses, excluding the Excluded Expenses other than the investment management fees, will be limited to 2.40% of the Fund’s average net assets during the term of these waiver/reimbursement arrangements.

5. Under “Summary of Fees and Expenses,” please explain and consider revising the disclosure to clarify whether, in the event of a recoupment following waiver, Fund expenses (including the amount recouped) would increase beyond any of the relevant expense caps.

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Response: Footnote 3 to the Annual Fund Operating Expenses table states that the Fund has agreed to repay fees waived and/or expenses reimbursed by the Adviser “only if and to the extent that these expenses are less than 0.45% (annualized) within the three year period after the Adviser bears the expense.” As a result, the Fund’s repayments would not result in the Fund’s expenses increasing beyond the expense cap of 0.45%. In order to clarify the recoupment arrangements, the Fund will revise the sentence describing the recoupment arrangements within footnote 3 as follows:

The Fund has agreed to repay ~~these amounts~~ any waived fees or reimbursed expenses within the three year period after the Adviser’s waiver or reimbursement, when and if requested by the Adviser, but only to the extent that repayment would not cause these expenses to exceed ~~if and to the extent that these expenses are less than~~ 0.45% (annualized) ~~within the three year period after the Adviser bears the expense~~.

6. Under “Principal Investment Strategies,” in the sentence that describes the ability of the Adviser to enter into and amend sub-advisory agreements (“This order permits the Adviser, subject to supervision and approval by the Board of Trustees, to enter into, and to amend in material respects, sub-advisory agreements without seeking the approval of the Fund’s shareholders.”), please clarify whether such process is permitted and applied to both affiliated and unaffiliated subadvisers

Response: The process is permitted and applied to only sub-advisers that are unaffiliated with the Adviser and sub-advisers that are direct or indirect wholly-owned subsidiaries of The Blackstone Group L.P. This is described in the Fund’s statutory prospectus under “More on Fund Management—Multi-manager structure.” The Fund respectfully submits that the current disclosure in both its Summary Prospectus and statutory Prospectus is appropriate and adequately tailored, and the Fund does not currently intend to introduce additional disclosure.

7. Under “Principal Investment Strategies,” disclosure indicates that no more than 15% of the Fund’s assets will be illiquid. Please explain how this is consistent with the Fund’s potential investment of 25% of its assets in Investment Funds.

Response: The Fund acknowledges the 15% limitation on illiquid investments applicable to open-end registered investment companies, and confirms its intention to comply with this restriction.

As described under “Principal Investment Strategies,” up to 25% of the Fund’s assets may be invested in Investment Funds. The term “Investment Funds” is defined to include “unaffiliated hedge funds, funds traded publicly on foreign exchanges, funds that are Undertakings for Collective Investment in Transferable Securities (“UCITS funds”), and open-end and closed-end management investment companies.” The Fund believes that some

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Investment Funds – in particular, certain funds traded publicly on foreign exchanges and certain UCITS funds – may qualify as liquid investments for purposes of the 15% limitation. As a result, Fund may invest up to 25% of its assets in Investment Funds while continuing to comply with the 15% limitation on illiquid investments.

8. Please explain why the Fund uses the Domestic Subsidiary.

Response: The Domestic Subsidiaries invest, directly or indirectly through the use of derivatives, almost entirely in securities, with only a de minimis exposure to commodity interests. As a result, the Domestic Subsidiaries are not expected to be commodity pools subject to regulation by the Commodity Futures Trading Commission, and the pool operators of the Domestic Subsidiaries are expected to be exempt from registration as such with the Commodity Futures Trading Commission with respect to the Domestic Subsidiaries.

9. Under “Principal Investment Strategies,” please add disclosure addressing the use of unsponsored depositary receipts, as those types of instruments are referenced in the Fund’s Statement of Additional Information.

Response: The Fund contends that the use of unsponsored depository receipts is not a principal investment strategy of the Fund.

10. Under “Principal Investment Risks,” please move the disclosure that the Fund may use derivatives for hedging and non-hedging purposes to the strategy section and clarify the non-hedging or speculative purposes that are intended.

Response: As described under “Principal Investment Strategies,” the Fund may use derivatives “in an effort to gain economic exposure to one or more alternative investment strategies, to enhance returns, or to hedge the Fund’s positions by managing or adjusting the risk profile of the Fund or its individual positions.” The Fund respectfully submits that this language adequately discloses that the Fund may utilize derivatives for both hedging and non-hedging purposes, and describes the non-hedging purposes for which derivatives may be used (namely, “in an effort to gain economic exposure to one ore more alternative investment strategies” and “to enhance returns”).

11. Under “Principal Investment Risks—REIT Investment Risk,” please add disclosure that addresses real estate-related risks.

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Response: The Fund will make the requested change by revising the disclosure as follows:

More on the Fund’s Investment Strategies, Investments, and Risks—Principal Investment Risks—REIT Investment Risk. Investments in REITs involve unique risks. REITs may have limited financial resources, may trade less frequently and in limited volume, and may be more volatile than other securities. In addition, to the extent the Fund holds interests in REITs, investors in the Fund bear two layers of asset-based management fees and expenses (directly at the Fund level and indirectly at the REIT level). The risks of investing in REITs include certain risks associated with the direct ownership of real estate and the real estate industry in general. These include risks related to general, regional and local economic conditions; fluctuations in interest rates and property tax rates; shifts in zoning laws, environmental regulations and other governmental action such as the exercise of eminent domain; cash flow dependency; increased operating expenses; lack of availability of mortgage funds; losses due to natural disasters; overbuilding; losses due to casualty or condemnation; changes in property values and rental rates; and other factors.

12. Under “Principal Investment Risks—Short Sales Risk,” please add disclosure that expenses may be incurred relative to the use of short sales, such as payments of dividends on shares sold short.

Response: The Trust notes that this is disclosed in footnote 2 to the table under Summary of Fees and Expenses. The Trust will also revise the Fund’s disclosure as follows:

More on the Fund’s Investment Strategies, Investments, and Risks—Principal Investment Risks—Short Sales Risk. The Fund may engage in short sales. Selling securities short creates the risk of losing an amount greater than the amount invested. Short selling is subject to the theoretically unlimited risk of loss because there is no limit on how much the price of a stock may appreciate before the short position is closed out. A short sale may result in a sudden and substantial loss if, for example, an acquisition proposal is made for the subject company at a substantial premium over the market price. Irrespective of the risk control objectives of the Fund’s multi-asset, multi-manager approach, such a high degree of leverage necessarily entails a high degree of risk. In the event that the Fund utilizes leverage in its investment program, the Fund may be subject to claims by financial intermediaries that extended “margin” loans in respect of such managed account. The risks involved in the use of leverage are increased to the extent that the Fund itself leverages its capital. An increasing number of jurisdictions are limiting the ability of market participants to engage in short selling in respect of certain securities. In some cases, these rules may also limit the ability of market participants to enter into a short position through a credit default swap or other similar derivatives contract. These rules may limit or preclude the Fund from entering into short sales or otherwise taking short positions that the applicable manager believes could be advantageous to the Fund. The Fund may also incur expenses relating to short sales, such as dividend expense (paying the value of dividends to the person that loaned the security to the Fund so that the Fund could sell it short; this expense is typically, but not necessarily, substantially offset by market value gains after the dividends are announced) and interest expense (the Fund may owe interest on its use of short sale proceeds to purchase other investments; a portion of this expense may, but is not necessarily, offset by stock lending rebates).

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13. Please address, where appropriate, the following issues that would be raised by the Fund’s use of one or more wholly-owned Cayman Island subsidiaries (“CFCs”).

a.	Disclose that the fund complies with the provisions of the Investment Company Act governing investment policies (Section 8 of the ICA) and capital structure and leverage (Section 18 of the ICA) on an aggregate basis with the CFCs.

b.	Disclose that each investment adviser to the CFC complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15 of the ICA) as an investment adviser to the fund under Section 2(a)(20) of ICA. The investment advisory agreement between the CFC and its investment adviser is a material contract that should be included as an exhibit to the registration statement.

c.	Disclose that each CFC complies with provisions relating to affiliated transactions and custody (Section 17 of the ICA). Identify the custodian of the CFC.

d.	Since the fund has not received a private letter ruling, disclose its basis for determining that undistributed income derived from the CFC is qualifying income, such as an opinion of counsel.

e.	Disclose, as appropriate, whether any of the CFC’s principal investment strategies or principal risks constitute principal investment strategies of the fund. The principal investment strategies and principal risk disclosures of a fund that invests in a CFC should reflect aggregate operations of the fund and the CFC.

f.	Confirm in correspondence that: (1) the CFC’s expenses will be included in the fund’s prospectus fee table; (2) the CFC and its board of directors will agree to designate an agent for service of process in the United States; and (3) the CFC and its board of directors will agree to inspection of the CFC’s books and records by the staff.

Response: The Trust confirms that the Fund and the Cayman Islands subsidiary will comply, on a consolidated basis, with the provisions of the 1940 Act identified above and has added disclosure to this effect in the Statement of Additional Information under “Investment Policies and Restrictions—Organization and Management of the Wholly-Owned Subsidiaries,” and that the subsidiary has an eligible custodian under Section 17 of the 1940 Act.

Although the subsidiary is not an investment company subject to the 1940 Act, the Fund confirms the subsidiary has voluntarily entered into an investment advisory agreement with

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the Fund’s investment adviser pursuant to the requirements of Section 15 of the 1940 Act, and that this investment advisory agreement has been filed as an exhibit to the Registration Statement.

The Fund’s current disclosures states that the IRS has suspended the issuance of private letter rulings that indicate that certain income from a regulated investment company’s investment in a controlled foreign corporation will constitute “qualifying income” and that the Master Fund intends to take the position that income from its investment in the subsidiary will constitute “qualifying income” and may take certain measures to ensure that income from the subsidiary so qualifies, although there are related risks.

The Trust notes that the Subsidiary has the same investment objective, principal investment strategies and principal risks as the Fund.

The Trust confirms that the subsidiary’s expenses are included in the Fund’s fee table in the Prospectus in “Other Expenses.” The subsidiary and its board of directors will designate an agent for service of process in the United States and will agree to inspection of the subsidiary’s books and records by the Staff.

14. Under “Tax Information” in the Fund’s summary or in another appropriate area, please note that funds held in tax-advantaged accounts may be subject to taxation upon withdrawal.

Response: The Fund’s disclosure pertaining to tax-advantaged accounts under “Dividends, Distributions, and Taxes—Tax Considerations” will be revised as follows:

Investments through tax-qualified retirement plans and other tax-advantaged investors are generally not subject to current federal income tax, although certain real estate-related income may be subject to special rules, including potential taxation and reporting requirements; in addition, a shareholder that invests through a tax-qualified retirement plan or other tax-advantaged account generally will be taxed upon withdrawal of monies from such plan or account. Shareholders should consult their tax advisers to determine the precise effect of an investment in a Fund on their particular tax situation.

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15. Under “Risks Specific to Investments in Investment Funds and Trading Entities—Waiver of Voting Rights,” the Fund discloses that it intends to purchase non-voting securities of, or to contractually forego the right to vote in respect of, Investment Funds in order to prevent the Fund from becoming an “affiliated person” of the Investment Fund for purposes of the 1940 Act and becoming subject to the prohibitions on transactions with affiliated persons contained in the 1940 Act. Please confirm that with respect to the acquisition of non-voting securities, the disclosure provides a concise description of the arrangements under which the Fund waives its voting rights for securities of the investment fund in which the Fund invests, including:

•	any contractual arrangements under which the Fund would waive its voting rights with respect to voting securities,

•	whether such waivers would be irrevocable,

•	who determines if the Fund will waive its voting rights (e.g., investment adviser and/or board). If the adviser makes the determination, disclose whether the board has adopted any procedures for waiving the Fund’s voting rights,

•	whether the Fund’s board or the adviser will consider the interests of the Fund’s adviser or the adviser’s other clients when deciding to waive the Fund’s voting rights,

•	the kind of non-voting securities involved,

•	the standards, if any, the board will apply to protect the rights of the Fund’s shareholders, and

•	in addition, explain to us how waiving voting rights would be consistent with the fiduciary obligations of the board and adviser to the Fund.

In addition, please disclose the possible impact on the Fund’s operations of the Fund’s ability to waive its voting rights, including the impact, if any, the waiver arrangement may have on the ability of the Fund and other clients of the Fund’s adviser to invest in the same investment vehicles.

Please also add disclosure regarding the possible consequences of the Fund waiving its voting rights, including the possibility the Fund could still be deemed to be an affiliated person of an investment fund and therefore be subject to the prohibitions in §17 of the 1940 Act notwithstanding that the Fund does not own 5 percent or more of the voting securities of the investment vehicle.

Response: The Trust confirms that the Prospectus contains the requested disclosure. The Trust notes that a decision to waive voting rights in connection with an investment by the Fund may be consistent with the fiduciary obligations of its board of trustees and its investment adviser in certain circumstances. For example, in some circumstances, the voting rights associated with an investment are severely limited, such that the “cost” to the Fund of waiving voting rights is outweighed by the benefit to the Fund (in terms of the implementation of its investment strategy) attained through exposure to the investment. The investment adviser, subject to policies adopted by the board of trustees, may determine that it is in the best interests of the Fund to make a particular investment notwithstanding the need for the Fund to waive its voting rights in connection with the investment.

16. For the “Performance Information for Similar Funds,” please confirm that all similar accounts are included.

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Response: The Trust notes that the “Performance Information for Similar Funds” section includes the performance information of Blackstone Alternative Multi-Strategy Fund, a series of the Trust managed by the Adviser that has investment objectives, policies, and strategies that are substantially similar to the Fund. The Fund confirms that the Blackstone Alternative Multi-Strategy Fund is its only similar fund.

17. Please confirm that a money-laundering compliance officer has been appointed (or make such appointment and add the relevant disclosure) and that there is appropriate disclosure regarding the Fund’s compliance with federal anti-money laundering regulations.

Response: The Trust confirms that an anti-money laundering compliance officer has been appointed, and that this is disclosed in the Fund’s Prospectus under “Shareholder Information—Redemption of shares.” The Registrant notes that there is appropriate disclosure regarding the Fund’s compliance with federal anti-money laundering regulations in the Prospectus under “Shareholder Information—Buying Shares” and “Shareholder Information—Redemption of shares.”

18. If the Fund may engage in total return swaps, disclose this in the Prospectus or Statement of Additional Information, as appropriate. If the Fund does engage in total return swaps, an appropriate amount of segregated assets must be set aside. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the 1940 Act. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

If the Fund may write/issue credit default swaps, please confirm to the staff that the fund will segregate the full notional amount of the credit default swap to cover such obligation.

Response: The Trust notes that the Fund covers its future obligations under credit default swaps and other derivatives in accordance with the requirements of Section 18(f) of the 1940 Act and related guidance[1] from the SEC and Staff. In the case of physically settled credit default swaps where the Fund is a seller of protection, the Fund maintains segregated liquid assets equal to the Fund’s contingent obligation to purchase the notional amount of underlying securities at par value less any collateral on deposit and/or establishes offsetting

[1] See Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666 (Apr. 18, 1979). See also Dreyfus Strategic Investing and Dreyfus Strategic Income, SEC No-Action Letter (June 22, 1987); Hutton Options Trading, SEC No-Action Letter (February 2, 1989); and Sanford C. Bernstein Fund, SEC No-Action Letter (June 25, 1990).

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positions sufficient to cover the Fund’s future obligations. In the case of cash settled credit default swaps where the Fund is a seller of protection, the Fund maintains segregated liquid assets equal to the Fund’s contingent obligation to purchase the notional amount of underlying securities at par value less the marked-to-market value of such assets and also less any collateral on deposit and/or establishes offsetting positions sufficient to cover the Fund’s future obligations.

Statement of Additional Information

19. Under “Board of Trustees Composition and Fund Leadership Structure” in the Fund’s Statement of Additional Information, please adjust the disclosure for the “Other Trusteeships Held by Trustee” to state that the period covered relates to the past five years.

Response: The disclosure will be revised as requested.

20. Under “Compensation of Portfolio Managers” in the Fund’s Statement of Additional Information, notwithstanding the statement in the last sentence of the paragraph, if the factors considered are based on a benchmark, then name the benchmark and the measurement period used.

Response: The Trust confirms that the factors considered are not based on a benchmark. Accordingly, the Fund’s disclosure will not be changed.

21. The “Securities Issued or Purchased at a Discount” section in the Statement of Additional Information discusses the Fund’s investments in securities requiring the Fund to recognize income before or without receiving cash representing income, such as the accretion of original issue discount, or OID. With respect to these investments, add disclosure consistent with the following:

a) the Fund must include in income each year a portion of the OID that accrues over the life of the obligation, regardless of whether cash representing such income is received by the Fund in the same taxable year. Because any OID or other amounts accrued will be included in investment company taxable income for the year of the accrual, the Fund may be required to make a distribution to shareholders in order to satisfy its annual distribution requirement, even though it will not have received any corresponding cash amount. As a result, the Fund may have to sell some of its investments at times and/or at prices that would not be advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose.

b) the higher interest rates of OID instruments reflect the payment deferral and increased credit risk associated with these instruments. OID instruments generally represent a significantly higher credit risk than coupon loans.

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c) even if the accounting conditions for income accrual are met, the borrower could still default when the Fund’s actual collection is supposed to occur at the maturity of the obligation.

d) OID instruments may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral;

e) PIK interest has the effect of generating investment income and increasing the incentive fees payable at a compounding rate. In addition, the deferral of PIK interest also reduces the loan-to-value ratio at a compounding rate.

f) OID creates the risk that incentive fees will be paid to the adviser based on non-cash accruals that ultimately may not be realized, but the adviser will be under no obligation to reimburse the Fund for these fees.

Response: The Trust believes that issues referenced in comment 21.a are currently disclosed, and the Fund’s disclosure has been revised (in the Statement of Additional Information under “Additional Information on Investment Techniques of Investments Funds and Related Risks—Debt and Other Fixed Income Securities Generally”) as necessary in response to comments 21.b.-f.

* * * * *

On behalf of the Fund, we acknowledge that: (i) the Securities and Exchange Commission (the “Commission”) is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Fund will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Fund.

Sincerely,

/s/ Harsha Pulluru

Harsha Pulluru

cc:	James Hannigan, Esq., Blackstone Alternative Asset Management L.P.

Ari Peña, Blackstone Alternative Asset Management L.P.

James E. Thomas, Esq., Ropes & Gray LLP